Exhibit 99.3

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sergey Anisimov, Chairman of the Board, Vadim Leiderman, Chief Executive Officer and Motti Hania, Deputy CEO and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd.  (the “Company”) which the undersigned is entitled to vote at the 2013 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Monday, June 17, 2013 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

RIT TECHNOLOGIES LTD.

JUNE 17, 2013

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect three (3) directors to the Board of Directors of the Company.

Nominees:
☐	FOR ALL NOMINEES	¡	Sergey Anisimov
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES	¡	Boris Granovsky
☐	FOR ALL EXCEPT (See instructions below)	¡	Roman Govorov
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	To re- elect Mr. Israel Frider as an external director.

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 2 of the Proxy Statement for more information.

3.
To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2013; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services.

☐ for	☐ against	☐ abstain

4.	To approve terms of procurement of the liability insurance policy covering our directors and officers.

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 4 of the Proxy Statement for more information.

5.	To increase the Company’s authorized share capital and to approve related amendments to the Company’s Memorandum and Articles of Association.

☐ for	☐ against	☐ abstain

6.	To approve the grant of stock options to our Chief Executive Officer in respect of 2012 performance

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 6 of the Proxy Statement for more information.

7.	To approve the Representative Agreement with IntElorg Pte Ltd. (Singapore), affiliated with the Company's controlling shareholder

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 7 of the Proxy Statement for more information.

8.	To approve the terms and framework of compensation to an employee who is related to the Company’s controlling shareholder

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 8 of the Proxy Statement for more information.

9.	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law

☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 9 of the Proxy Statement for more information.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date:	, 2013		Date	, 2013
SIGNATURE			SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.